STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

July 27, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Anu Dubey

Re:	A&Q Masters Fund
File Nos. 333-189732 and 811-22859

Dear Ms. Dubey:

On behalf of A&Q Masters Fund (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC"), provided by you to me by telephone on July 7, 2015.  The comments of the Staff relate to Post-Effective Amendment No. 3 to the Fund's Registration Statement (the "Registration Statement") on Form under the Securities Act of 1933, as amended (also constituting Amendment No. 4 to the Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the "1940 Act")) (the "Amendment"), filed on June 2, 2015.

Set forth below is a summary of the Staff's comments and the Fund's responses thereto.  Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Amendment.

PROSPECTUS

Cover Page

Comment 1.                      We note that the cover page is over two pages long.  Item 1.2. of Form N-2 states that "the cover page may include other information if it does not, by its nature, quantity, or manner of presentation impede understanding of the required information."  Please summarize the cover page disclosure.

Response 1.                      The cover page disclosure will be revised in such a manner so as to ensure that the cover page is approximately two pages long.  We wish to note that the cover page text expanded significantly as a result of adding the bolded and bulleted disclosure under the caption "Risk; Restrictions on Transfer; No Trading Market," which was added to the Fund's cover page in response to comments of the staff relating to Post-Effective Amendment No. 1 to the Registration Statement of A&Q Alternative Fixed-Income Strategies Fund LLC, filed on February 27, 2015.

Comment 2.                      The third sentence of the paragraph titled "Advisory Fee and Incentive Fee" states that the Fund pays the Adviser an Incentive Fee on a quarterly basis in an amount equal to 5% of the Fund's net profits.  Please also state the Incentive Fee on an annual basis, as you do for the Advisory Fee in the first sentence of this paragraph.

Response 2.                       The Fund pays the Adviser the Incentive Fee in an amount equal to 5% of the Fund's net profits per annum.  The disclosure will be revised to read as follows:  "The Fund also ~~will~~ pays the Adviser an incentive fee ~~(the "Incentive Fee")~~, on a quarterly basis ~~in an amount equal to~~, at an annual rate of 5% of the Fund's net profits, if any."

Prospectus Summary—Expense Limitation and Reimbursement Agreement

Comment 3.                      Please disclose whether the fee waiver arrangement is contractual or voluntary.  Revise the disclosure regarding the waiver elsewhere in the Amendment in the same manner.

Response 3.                       The disclosure will be revised to read as follows:  "The Adviser has contractually agreed, pursuant to ~~entered into~~ an "Expense Limitation and Reimbursement Agreement" with the Fund, ~~whereby the Adviser has agreed~~ to limit in perpetuity the amount of "Specified Expenses" . . . ."

Prospectus Summary—Distribution Policy

Comment 4.                      Please disclose that distributions may include a return of capital, which represents a return of a portion of a shareholder's original investment.  Also, please explain that, although a return of capital will generally not be taxable, it reduces the shareholder's cost basis in shares and may result in higher capital gains taxes or lower capital losses when shares are sold.

Response 4.                      We propose to add the following disclosure under this caption:

Distributions by the Fund that are or are considered to be in excess of the Fund's current and accumulated earnings and profits for the relevant period will reduce the adjusted tax basis of your Shares (but not below zero).  Any such distributions that reduce the adjusted tax basis of your Shares represent a return of capital and, as such, will not be subject to tax at the time of the distribution.  Such distributions, because they reduce the adjusted tax basis of your Shares, will result in an increase in the amount of income or gain (or decrease in the amount of loss) that you recognize for tax purposes upon the disposition of your Shares or upon certain subsequent distributions in respect of such Shares.  Any distributions representing a return of capital, therefore, may cause you to pay higher taxes at a later date.

Prospectus Summary—Risk Factors

Comment 5.                      This section of the Prospectus Summary discloses 42 risks, each of which is set forth as a bullet point with no observable organizing principles to aid reader comprehension.  The Prospectus Summary should provide a concise description of the principal risks of the Fund.  Please limit the disclosure to principal risks.  In addition, please consider grouping the risks together under appropriate headings.  See Item 3.2. of Form N-2 and Instruction thereto.

Response 5.                      As requested, we have reviewed the risk factors disclosed in the Prospectus Summary.  We note that, as a "fund of funds," the Fund must adequately disclose not only the direct risks of the Fund, but also the indirect risks of the Investment Funds.  While we believe that the risk factors disclosed in the Prospectus Summary provide an appropriate summary of the risk factors disclosed under the caption "Risk Factors," we have sought to limit the disclosure to principal risks and to reorganize the risks.

Summary of Fund Expenses

Comment 6.                      Please submit a completed fee table and Example calculation in the next pre-effective amendment for us to review.  We may have additional comments upon reviewing the fee table and Example calculations.

Response 6.                      Please see the below completed fee table and expense example.

The following table illustrates the expenses and fees that the Fund expects to incur and that shareholders can expect to bear.  The expenses associated with investing in a "fund of funds," such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles.  This is because the shareholders in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive fees, charged at the Investment Fund level.

Shareholder Transaction Expenses
Maximum Sales Load(1) (percentage of purchase amount)	2.00%
Maximum Redemption Fee	None(2)
Offering Expenses Borne by the Fund (as a percentage of offering amount)	0.13%

Annual Expenses (as a percentage of net assets attributable to Shares)
Advisory Fee	1.25%
Incentive Fee(3)	0.35%(4)
Interest Payments on Borrowed Funds(5)	0.00%
Other Expenses	0.91%
Acquired Fund Fees and Expenses(6)	5.87%
Total Annual Expenses	8.38%
Expense Waiver(7)	(0.54)%

Total Annual Expenses(8) (after expense waiver)	7.84%
________________________
(1)	Generally, the stated minimum initial investment in the Fund is Shares with an initial value of at least $50,000, which minimum may be reduced for certain shareholders, but not below $25,000. Investments may be subject to a waivable sales load of up to 2%. See "Plan of Distribution."

(2)	While the Fund does not impose any charges on a repurchase of Shares in the Fund, it may allocate to tendering Shareholders withdrawal or similar charges imposed by Investment Funds if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

(3)	The Fund pays the Adviser an Incentive Fee, on a quarterly basis, at an annual rate of 5% of the Fund's net profits. For the purposes of calculating the Incentive Fee for any fiscal quarter, net profits are determined by taking into account net realized gain or loss (including realized gain that has been distributed to shareholders during such fiscal quarter and net of Fund expenses), and the net change in unrealized appreciation or depreciation of securities positions, as well as dividends, interest and other income. No Incentive Fee will be payable for any fiscal quarter unless losses and depreciation from prior fiscal quarters (the "cumulative losses") have been recovered by the Fund. The cumulative loss to be recovered before payment of any Incentive Fees will be reduced in certain circumstances, including as a result of withdrawals by shareholders. The Adviser is under no obligation to repay any Incentive Fee previously paid by the Fund. The Incentive Fee is accrued monthly as a liability of the Fund and thus reduces the net asset value of all Shares. See "Risk Factors—Incentive Fee," "Management of the Fund—Incentive Fee" and "Redemptions, Repurchases of Shares and Transfers—Consequences of Repurchase Offers."

(4)	This amount represents the Incentive Fee paid by the Fund, expressed as a percentage of average net assets of the Fund, during the period from April 1, 2014 to March 31, 2015 (see footnote 3 above). A larger Incentive Fee is reflective of positive investment performance. See "—Financial Highlights."

(5)	The Fund's interest expense for the fiscal year ended March 31, 2015 was $109.

(6)	Includes the fees and expenses of the Investment Funds in which the Fund is already invested and intends to invest based upon the anticipated net proceeds of the offering. Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds' earnings. The incentive fees or allocations charged by unregistered Investment Funds in which the Fund invests generally are expected to approximate 20% of net profits. The "Acquired fund fees and expenses" disclosed above are based on historic earnings of the Investment Funds, which may change substantially over time and, therefore, significantly affect "Acquired fund fees and expenses." The amount of the Fund's average net assets used in calculating this percentage was based on average net assets for the fiscal year ended March 31, 2015 of approximately $135.5 million, plus anticipated net proceeds of approximately $500 million from the offering. The Adviser estimates that approximately 1.80% (as a percentage of the net assets attributable to Shares) of the 5.87% shown as "Acquired fund fees and expenses" reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds). The Adviser estimates that the balance of approximately 4.07% is attributable to performance-based fees and allocations as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

(7)	The Adviser has entered into an "Expense Limitation and Reimbursement Agreement" with the Fund whereby the Adviser has agreed to limit in perpetuity the amount of "Specified Expenses" (as described below) borne by the Fund to an amount not to exceed 1.62% per annum of the Fund's net assets (the "Expense Cap") (computed and applied on a monthly basis). This agreement does not cover (i) the Incentive Fee, (ii) fees of the Investment Funds in which the Fund invests and (iii) extraordinary expenses, as these expenses will be in addition to the expenses of the Fund that may be limited by the Adviser to 1.62% of the Fund's net assets. The Adviser may discontinue its obligations under the Expense Limitation and Reimbursement Agreement only with the consent of a majority of the Independent Trustees. To the extent that the Adviser pays or bears Specified Expenses, it will not seek reimbursement for any such amounts. See "Management of the Fund—Expense Limitation and Reimbursement Agreement."

(8)	Total annual expenses shown in the table will increase or decrease over time based on the Fund's asset level and other factors.

The purpose of the table above and the example below is to assist you in understanding the various costs and expenses you would bear directly or indirectly as a shareholder in the Fund.  The annual "Other expenses" shown above are estimated based on average net assets of the Fund for the fiscal year ended March 31, 2015 of approximately $135.5 million.  Prior to October 1, 2013, offerings of Shares were not registered under either the Securities Act of 1933, as amended (the "Securities Act") or the Investment Company Act.  Because the Fund has registered offerings of Shares under both the Securities Act and the Investment Company Act, the Fund's annual "Other expenses" may be higher than they were before such registrations and, accordingly, the Fund's financial performance may be lower than it appears in the Financial Highlights table below.  "Other Expenses" do not include any fees or expenses charged by Investment Funds (which are reflected separately under "Acquired Fund Fees and Expenses").  For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."

EXAMPLE:	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses, including a sales load* (see footnote 1 above), on a $1,000 investment, assuming a 5% annual return:	$96	$241	$378	$688

————
*Without the sales load, the expenses would be: $77 (1 Year), $225 (3 Years), $365 (5 Years) and $681 (10 Years).

The example is based on the fees and expenses set forth in the table above, but does not reflect the Incentive Fee.  The example should not be considered a representation of future expenses.  Actual Fund expenses may be greater or less than those shown (and "Acquired Fund Fees and Expenses" may also be greater or less than that shown).  Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example.  If the Investment Funds' actual rates of return exceed 5%, the dollar amounts could be significantly higher as a result of the Investment Funds' incentive fees.

For a hypothetical $50,000 at the commencement of the Fund's operations through March 31, 2015, net gain would be $7,771.

The Fund's total return for the period from July 1, 2013 (commencement of operations) to March 31, 2015 was 15.54%, and does not reflect deduction of a sales load.  If deduction of a sales load had been reflected, the total return for the period would have been lower.

Comment 7.                      Please revise the Example to include the impact of the Incentive Fee.  See Instruction 7.a. to Item 3.1. of Form N-2.

Response 7.                      The Examples illustrate the fixed expenses an investor will bear, directly or indirectly, on a $1,000 investment, assuming a 5% annual return.  In light of the requirement to include the Fund's Acquired Fund Fees and Expenses (5.87%) in the Example, and the assumption of a 5% annual return, the Fund will not earn an Incentive Fee, as the Fund's net profits, by definition, are calculated net of Fund expenses.  The Examples, therefore, cannot reflect the impact of the Incentive Fee.

Risk Factors—Employing a "Fund of Funds" Strategy Presents Risks Not Present in Direct Investment Programs

Comment 8.                      The last sentence of the second paragraph states that the Fund may suspend calculation of its net asset value during periods when an emergency exists as a result of which it is not reasonably practicable for the Fund to fairly determine the value of its net assets, and at any other time determined by the Board.  Please disclose that the Fund will also suspend sales of Shares if it suspends calculation of its net asset value.  See Section 23(b) of the 1940 Act.

Response 8.                      The disclosure will be revised to read as follows:  "The Fund may suspend the calculation of its net asset value, and sales of its Shares, during periods when an emergency exists . . . ."

Management of the Fund—General

Comment 9.                      The second paragraph states that a discussion of the basis for the Board's approving the Investment Advisory Agreement is available in the Fund's most recent semi-annual report to investors.  Please specify the period covered by the semi-annual report.  See Item 9.1.b.(4) of Form N-2.

Response 9.                      As discussed further with Ms. Dubey of the staff, it is our understanding that this comment has been waived.

The Board considers annually the renewal of the Fund's Investment Advisory Agreement at its September meeting, and a discussion of the basis for the approval is included in the Fund's semi-annual reports for the periods ended September 30, which are filed with the SEC in early December.  The period covered by the "most recent" semi-annual report will vary based on the date of an investor's investment in the Fund.  For example, if an investor subscribes to the Fund in September 2015, the "most recent" semi-annual report would be the one for the period ended September 30, 2014.  If, however, an investor subscribes to the Fund in January 2016, the "most recent" semi-annual report would be the one for the period ended September 30, 2015.

Appendix B:  Fund Performance Information

Comment 10.                       Please advise us supplementally that the Adviser will maintain the books, internal working papers and any other records or documents "necessary to form the basis for or demonstrate the calculation of the performance or rate of return" of the Fund, as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

Response 10.                      We advise you that, as required by Rule 204-2(a)(16) under the Advisers Act, the Adviser will maintain the books, internal working papers and any other records or documents "necessary to form the basis for or demonstrate the calculation of the performance or rate of return" of the Fund.

STATEMENT OF ADDITIONAL INFORMATION

Repurchases and Transfers of Shares—Involuntary Repurchases

Comment 11.                       The disclosure includes six bullets that set forth when the Fund may repurchase Shares.  Please explain to us how the Fund's ability to repurchase Shares in these situations is consistent with Rule 23c-2 under the 1940 Act, which requires, among other things, that a closed-end fund redeem shares in a "manner as will not discriminate unfairly against any holder of the securities of such class or series."

Response 11.                      The bullet points under this caption will be deleted, and the first sentence will be revised to read as follows:  "The Fund may, at any time, repurchase involuntarily an investor's Shares at their then net asset value ~~if:~~ in accordance with the Trust Agreement and Section 23 of the Investment Company Act, and any applicable rules thereunder."

*     *     *     *     *     *     *     *

Should you have any questions or comments, please feel free to contact me at 212.806.6274 (bgreen@stroock.com) or Gary L. Granik of this office at 212.806.5790 (ggranik@stroock.com).

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc:  Gary L. Granik